UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park
Building B
1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On July 25, 2024, AC Immune SA issued a press release announcing that its active-immunotherapy candidate, ACI-35.030 (now called JNJ-2056), targeting the pathologic form of the Tau protein, phosphorylated Tau (pTau), has received Fast Track designation from the U.S. Food and Drug Administration (FDA). The recently initiated Phase 2b clinical trial ReTain is currently recruiting participants with preclinical Alzheimer’s disease, where individuals have yet to show clinical symptoms.

JNJ-2056 is being developed pursuant to a global license, development and commercialization agreement with Janssen Pharmaceuticals, Inc. (Janssen), a Johnson & Johnson company. The ReTain trial is fully funded and conducted by Janssen. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655, 333-255576 and 333-277940) and Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated July 25, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Christopher Roberts
	Name:	Christopher Roberts
	Title:	Chief Financial Officer

Date: July 25, 2024